Kabel Deutschland GmbH

Betastr,   6-8    85774 Unterföhring

United States Securities and Exchange Commission

Mr Robert Littlejohn Jr.

Washington D.C. 20549

United States

Contact:	Jill Thomas
Telephone:	089/96010-743
Fax:	089/96010-852
E-Mail:	Jill.Thomas@kabeldeutschland.de
Date:	August 1, 2008

Re:          Kabel Deutschland GmbH

Form 20-F for the Fiscal Year Ended March 31, 2007

Filed July 31, 2007

File No. 333-137371

Dear Mr Littlepage Jr.

Thank you for your letter of July 29, 2008, concerning the above filing.

To provide a complete and comprehensive answer to your questions we require some additional time but confirm that our response will be made within 30 days.

Thank you again for your co-operation.

Yours sincerely

Paul Thomason	Unterföhring, August 1, 2008
Chief Financial Officer

Kabel Deutschland GmbH
Hausanschrift	Betastr. 6-8, 85774 Unterföhring
Bankverbindung	Deutsche Bank, Bankleltzahl 380 700 59, Kontonummer 05 99 977
Handeleregister	Amtsgericht MÜnchen, HRB 145 837, Sitz der Gesellschaft Unterföhring, Steuernummer 143/143/10114, USt.-IdNr. DE813702351
Geschäftsführer	Dr. Adrian v. Hammerstein, Dr. Manuel Cubero del Castillo-Olivares, Herbert R. Hribar, Paul Thomason
Aufsichtsrat	Prof. Dr. Heinz Riesenhuber (Vorsitzender)